Robert W. Walter, Esq.

Phone (303) 667-7193

Rww200@comcast.net

November 7, 2005

VIA HAND DELIVERY

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-126364 Filed July 1, 2005

Dear Mr. Dang:

On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), we file with you herewith Amendment No. 2 (the “Amendment”) to the captioned Registration Statement on Form S-1 (the “Registration Statement”). Five marked copies of the Amendment are being delivered to you herewith for the Staff’s use in its review.

As the Staff will note on reviewing the Amendment, there have been several changes of note since the filing of Amendment No. 1 to the Registration Statement. Citigroup Global Markets Inc. (“Citigroup”) has assumed the lead manager and sole bookrunner positions with respect to the offering described in the Amendment and Roth Capital Partners, LLC is now the co-manager. While the offering remains at 17 million units before exercise of the over-allotment option, the underwriting compensation has been reduced and Citigroup has advised the Company to undertake several other measures, which are described in the Amendment, for the benefit of investors in the offering. Additionally, the Staff will note that Robert S. Gluck is now an officer, director and stockholder of the Company. While the Company initially anticipated that Mr. Gluck would be a special advisor and receive compensation in that role, that arrangement was rescinded by agreement of the Company and Mr. Gluck in November 2005, as disclosed in the Amendment.

The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the

Duc Dang, Esq.

U.S. Securities and Exchange Commission

November 7, 2005

numbered paragraphs of the Staff’s letter of comment dated September 27, 2005 (the “Comment Letter”).

Prospectus Cover Page

1.    We have been advised by counsel to the underwriters that to the extent applicable, the underwriters will comply with Regulation M in connection with underwriting compensation arrangements. Please note that the advisory/success fee has been eliminated.

Prospectus Summary, page 1

2.    It is the Company’s understanding that pro forma financial statements would only be required to be included in the Registration Statement, as amended, if an acquisition was probable and met the significance tests under Article 11 of Regulation S-X. As provided in Instruction 6 to Item 504 to Regulation S-K (“Instruction 6”), where pro forma financial statements are not required by Regulation S-X to be included, the possible terms of the transaction, the identification of the parties and the nature of the business sought (collectively referred to hereinafter as “Acquisition-Related Disclosure”) need not be disclosed to the extent public disclosure of such information “would jeopardize the acquisition.”

The analysis of the Staff’s comment must therefore necessarily address two issues:

(1) does the Company have one or more acquisitions that are probable and therefore require pro forma financial statement disclosure under Article 11, and

(2) even if the answer to the first question is in the negative, would the twin goals of investor protection and disclosure of all material information to investors mandate that Acquisition-Related Disclosure be provided in the Amendment?

The Company is firm in its conviction, and believes the Staff will concur in this position, that it lacks one or more “probable” acquisitions. Although the Company did have discussions about potential acquisition terms with two potential target businesses, those discussions never resulted in an agreement of any kind (oral or written) on terms, a term sheet approved by the parties, a letter of intent, a “no-shop” agreement, or any type of definitive agreement (such oral or written agreements, term sheets, letters of intent, “no-shop” agreements and definitive agreements are collectively referred to hereinafter as “Measures of Probability”). Furthermore, no consideration of any kind ever changed hands between Messrs. Hughes and Lewis and any of their affiliates or associates, or anyone representing them, on the one hand, and the target businesses, on the other hand (N.B. – the Company was not in existence at the time of the discussions with potential target businesses, so it would have been impossible for it to have conveyed any consideration to potential target businesses, which is why this issue must necessarily focus on Messrs. Hughes and

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

November 7, 2005

Lewis and their affiliates, associates, or anyone representing them (keeping in mind that no one was in fact retained to represent Messrs. Hughes and Lewis during those discussions or at any time thereafter with respect to potential acquisitions of these or other target businesses).)

As disclosed in the Amendment, the Company only recently asked Mr. Wolf to assist in the identification and due diligence of potential target businesses, but the Company’s arrangements with this senior advisor are not limited to one or more target businesses, i.e., his work will encompass a review of publicly available information regarding the potential target businesses already identified by the research conducted by Messrs. Hughes and Lewis, as well as entities that his own research identifies. Without any Measure of Probability being in existence with respect to the target businesses with which Messrs. Hughes and Lewis held discussions, and given the Company’s intent to fully explore after the completion of this offering the range of potential acquisitions that are or may become available in the food and non-alcoholic beverage industries, the Company believes strongly that pro forma financial statements are not required to be presented for the target businesses with which Messrs. Hughes and Lewis previously held discussions.

Furthermore, the Company believes that presenting pro forma financial information, even if current target financial information was available to the Company (which such information is not because all discussions and information exchanges ceased as described in the Amendment when Messrs. Hughes and Lewis determined to proceed with forming an entity to undertake an offering such as the Company’s offering), would result in investors being grossly misled as to the probability of an acquisition of a target business. In effect, the presentation of pro forma financial information could give investors the misleading impression that the Company was probably going to acquire the entities for which pro forma financial information was presented. That conclusion would, of course, be untrue. The fact is that without any Measure of Probability being in existence, the presentation of pro forma financial information would itself be misleading to investors.

The Company would make one other point in this regard. The research conducted by Messrs. Hughes and Lewis identified many other potential target businesses besides the two with which discussions took place. However, no Measure of Probability exists with respect to the Company’s potential combination with those other target businesses either. Just as the Staff would conclude that no pro forma financial information could properly be presented for those other target businesses, the Company has concluded that presenting pro forma information for the two businesses with which discussions took place, but as to which no Measure of Probability exists, would likewise be misleading to investors.

As to the second question posed above, if the Staff concluded that inclusion of the Acquisition-Related Disclosure was necessary for reasons other than presenting information related to a probable acquisition (e.g., for purposes of ensuring that a

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

November 7, 2005

materiality test had been met), the Company believes that the standard set forth in Instruction 6 has been met and, therefore, Acquisition-Related Disclosure is not required to be presented. In this regard, the Company has reasonably determined that inclusion of the Acquisition-Related Disclosure would jeopardize these potential acquisitions because the identification of the parties and the possible terms of a transaction would enable other businesses to commence negotiations with these candidates (as the Company does not have a “no-shop” agreement with any target business) and potentially to secure their own “no-shop” agreement or letter of intent with a target business. As this would be occurring while the Company was in registration and the Company itself could not seek to obtain such an agreement without having to provide pro forma financial and other disclosure of what would then be a probable acquisition, it is clear that the Company’s potential acquisition of these businesses would at a minimum be jeopardized, and perhaps destroyed altogether.

Furthermore, it is highly unlikely that the Company could persuade a target business to forego another possible combination when the Company is at a significant disadvantage in the combination process, to wit: (i) the target could not be assured that the Company’s funding would close in the near future and, in fact, the inclusion of the target’s financial and other information would significantly delay the preparation and review of required full disclosure of a probable acquisition, (ii) the target’s financial information would be included in a public filing for all to see, while a private equity group or other private acquirer would be able to negotiate and review target company financial and other due diligence without the necessity of having to make such information public, (iii) the Company currently lacks the financial resources to make a “no-shop” payment in more than a nominal amount, and (iv) if the acquisition were to be made for stock, the Company could not represent that the public offering would close and the Company’s stock would become publicly traded, as a change in market conditions could clearly override the best of intentions. In sum, a target business would naturally be very hesitant about committing to any potential transaction with the Company.

For all of the foregoing reasons, the Company respectfully submits that inclusion in the Registration Statement of the Acquisition-Related Disclosure is potentially misleading to investors and is not required under the standard expressed in Instruction 6. This conclusion is fully supported by the absence of any Measure of Probability which would require the inclusion of pro forma financial statements, and by the fact that inclusion of Acquisition-Related Disclosure would jeopardize the potential to proceed with acquisition discussions following the offering.

3.    The Company has responded to this comment by including the additional disclosure requested on pages 5 and 6.

4.    Likewise, the Company has included disclosure responsive to this comment on the bottom of page 5 and top of page 6.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

November 7, 2005

Risk Factors, page 10

5.    The referenced disclosure has been removed on page 18 as the Company has not had a valuation of management’s interest performed.

Use of Proceeds, page 28

6.    Please see the additional disclosure on page 33 that has been included to address this comment.

7.    Please see the revised disclosure on page 33 as to what action the Company will take if its estimate of due diligence expenses is low.

Proposed Business, page 38

8.    The Company has updated the information in question on page 43.

9.    Please see the additional disclosure on pages 43 through 46. The Staff will note that disclosure under “Marketing and Sales/Customer Diversification,” “Strong Brand/Private Label Positioning,” and “Expandable Specialty Market Presence” does currently address how the Company might seek to take advantages of opportunities in these areas.

10.    Please see the additional disclosure on page 48 and the new risk factor on the bottom of page 23.

11.    Please see the additional disclosure on page 49.

12.    Please see the additional disclosure on page 50. While the Company understands that the Staff may prefer more disclosure of percentage fees likely to be paid, the Company believes that including that information could put the Company in an unfavorable competitive position—either by appearing to commit the Company to spend more than it may otherwise have been able to negotiate, or by providing a low percentage fee that merely encourages finders or investment bankers to take their opportunities to other buyers willing to pay “market rates.”

Principal Stockholders, page 66

13. The Company believes that investors in this offering have already been notified in the Amendment and in the preliminary prospectus to be circulated from this filing that they may experience further dilution, as described on page 74. As the preliminary prospectus is only now being circulated, investors expressing early interest will clearly be on notice of this possibility through the inclusion of this language in the preliminary prospectus.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

November 7, 2005

14.    Please see the additional disclosure on page 74 that has been added in response to this comment.

15.    The warrant purchase is no longer to take place in the public market and, therefore, the Company believes this comment has been superseded.

Certain Transactions, page 69

16.    Please see the additional disclosure on page 76.

Financial Statements

17.    Please see the revised additional disclosure on pages 38 and F-9.

Part II

Exhibits

18.    The representatives have advised that in the event that there is a default of over 10% of the “Firm Units”, and neither party is able to find a suitable purchaser to cover the full default amount, the underwriters may reduce the size of the offering proportionately.

****

The Company will furnish the letter called for in the Staff’s closing comments at the time a request for acceleration of the effective date is submitted. The Company appreciates the Staff’s comments and looks forward to the Staff’s review of the Amendment.

Very Truly Yours,

/s/    Robert W. Walter

Robert W. Walter

cc: Boulder Specialty Brands, Inc.

RWW

Enclosures

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111